ISSUED ON BEHALF OF RELX PLC

2 March 2020

TOTAL VOTING RIGHTS

As at 2 March 2020, RELX PLC’s capital consists of 1,981,225,936 ordinary shares of 14 51/116 pence each. RELX PLC holds 47,831,980 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,933,393,956 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.